21Vianet Group, Inc. M5, 1 Jiuxianqiao East Road Chaoyang District, Beijing, 10016 The People’s Republic of China

July 24, 2017

VIA EDGAR

Stephen Krikorian, Accounting Branch Chief

Mengyao Lu, Staff Accountant

Jeffrey Kauten, Staff Attorney

Jan Woo, Legal Branch Chief

Office of Information Technologies and Services

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	21Vianet Group, Inc. Form 20-F for the Fiscal Year Ended December 31, 2016 Filed April 12, 2017 File No. 001-35126

Ladies and Gentlemen:

The Company has received the letter dated July 7, 2017 from the staff of the Securities and Exchange Commission (the “Letter”) regarding the Company’s Form 20-F for the fiscal year ended December 31, 2016 (the “2016 20-F”). In order to prepare a thorough response letter, the Company would like to request an extension to the deadline for responding to the Letter. The Company will provide its response to the Letter via EDGAR as soon as possible, in any event no later than August 7, 2017.

If you have any additional questions or comments regarding the 2016 20-F, please contact the undersigned +86 10 8456 2121 or the Company’s U.S. counsel, Will Cai of Skadden, Arps, Slate, Meagher & Flom LLP at +852 3740-4891. Thank you.

Very truly yours,

/s/ Terry Wang
Terry Wang Chief Financial Officer 21Vianet Group, Inc.

Cc:	Steve Zhang, Chief Executive Officer, 21Vianet Group, Inc.
Z. Julie Gao, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP
Will Cai, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP
Henry Song, Ernst & Young Hua Ming LLP